Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated September 21, 2012

Relating to Preliminary Prospectus Supplement Dated September 20, 2012

Prospectus Dated May 17, 2012

Registration Statement No. 333-180731

PACIFIC ETHANOL, INC.

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated May 17, 2012 (the “Base Prospectus”), and the preliminary prospectus supplement related thereto dated September 20, 2012 (the “Preliminary Prospectus Supplement”), included in the Registration Statement on Form S-3 (File No. 333-180731) relating to these securities (the “Registration Statement”). The Registration Statement, the Base Prospectus contained therein and the Preliminary Prospectus Supplement can be accessed through the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-180731&owner=include&count=40. The following information supplements and updates the information contained in the Preliminary Prospectus Supplement with respect to the offering of these securities.

Issuer:	Pacific Ethanol, Inc. (NASDAQ: PEIX)

Securities Offered:	Units consisting of (i) one share of common stock and (ii) a warrant to purchase one share of common stock, exercisable following the date of original issuance for three (3) years from the date of such issuance, at an exercise price of $0.59 per share of common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

Number of Units Offered:	27.50 million Units

Over-Allotment Option	We have granted the underwriter an option for a period of 30 days to purchase up to an additional 4.125 million Units solely to cover over–allotments, if any.

Price per Unit:	$0.40

Estimated Net Proceeds:	$10.1 million assuming we sell the maximum number of Units offered and excluding the proceeds, if any, from the exercise of the warrants being offered in this offering. The net proceeds also exclude the exercise of the underwriter’s over-allotment option and the securities set forth therein.

Use of Proceeds: Lock-Up Provisions:

We will use the net proceeds of this offering to prepay outstanding amounts due and owing under certain senior unsecured notes (“Notes”) issued by the Company in July 2012, to the maximum extent possible. In the event the net proceeds of this offering exceed the approximately $10.0 million in principal and interest due and owing under the Notes, we will use the remaining net proceeds of this offering for general corporate purposes.

We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of forty-five (45) days after the date hereof.

Pacific Ethanol, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement forming a part thereof and other documents that Pacific Ethanol, Inc. has filed with the Securities and Exchange Commission for more complete information about Pacific Ethanol and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Pacific Ethanol, Inc. or Lazard Capital Markets LLC will arrange to send you the prospectus if you request it by contacting Pacific Ethanol at (916) 403-2755, Attention Investor Relations, or Lazard at (800) 542-0970.

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